September 29, 2020
Division of Corporation Finance
Office of Life Sciences
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re: Ontrak, Inc.
Registration Statement on Form S-3
Filed September 11, 2020
File No. 333-248770
Ladies and Gentlemen:

Ontrak, Inc. (the “Company“) hereby provides responses to comments issued in a letter dated September 28, 2020 (the “Staff’s Letter”) regarding the Company’s above-referenced registration statement filed pursuant to the Securities Act of 1933, as amended.

In order to facilitate your review, the numbered paragraph set forth below responds to the Staff’s comment and corresponds to the numbered paragraph in the Staff’s Letter.
Registration Statement on Form S-3 filed September 11, 2020
Cover Page

1.Please note that Securities Act Rule 416 does not apply to shares issuable upon conversion of securities where the conversion is determined by fluctuating market prices. Revise the offer to register a reasonable good-faith estimate of the maximum amount of shares necessary to cover conversions of the preferred stock. For guidance, please refer to Compliance and Disclosure Interpretations, Securities Act Rules, Question 213.02.
RESPONSE: The Company acknowledges the Staff’s comment and is filing pre-effective Amendment No. 1 to the registration statement containing a good-faith estimate of the maximum number of shares necessary to cover potential exchanges of preferred stock for common stock. The Company intends to file a further registration statement to the extent required to register additional shares of common stock should the estimate be insufficient to cover any such exchanges, as noted in Compliance and Disclosure Interpretations, Securities Act Rules, Question 213.02.
Please contact me at (310) 422-7748 to discuss any additional information you may need in order to conclude on this issue.

Division of Corporation Finance
September 29, 2020

Thank you for your consideration of this matter.
Sincerely,

/s/ Brandon H. LaVerne
Brandon H. LaVerne
Chief Financial Officer

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